Exhibit 21.1

Subsidiaries of Vidara Therapeutics International Public Limited Company

Name	State/Jurisdiction of Incorporation

Luteus Capital Limited	Ireland
Horizon Pharma Finance S.à.r.l.	Luxembourg
Horizon Pharma Finance Limited	Ireland
Hamilton Holdings (USA), Inc.	Delaware
Vidara Therapeutics, Inc.	Delaware
Hamilton Merger Sub Inc.	Delaware
Vidara Therapeutics Ltd.	Ireland
AGI Therapeutics Ltd.	Ireland
Vidara Therapeutics Research Ltd.	Ireland
Aravid Limited	Ireland
Horizon Pharma Holdings Limited	Ireland
Horizon Pharma Aon Limited	Ireland
Horizon Pharma Dó Limited	Ireland
Horizon Pharma Trí Limited	Ireland
Horizon Pharma Ceathair Limited	Ireland